UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K
Report of Foreign issuer

Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the Month of February, 2014

(Commission File. No 0-30718).

SIERRA WIRELESS, INC., A CANADIAN CORPORATION
(Translation of registrant’s name into English)

13811 Wireless Way Richmond, British Columbia, Canada V6V 3A4
(Address of principal executive offices and zip code)

Registrant’s Telephone Number, including area code: 604-231-1100

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F           40-F    X

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes:      ____      No:    X

Sierra Wireless launches new generation 4G LTE modules for notebooks and tablets

New AirPrime® modules are designed for small, thin devices and offer worldwide LTE support, streamlining supply chain to reduce operational complexity

VANCOUVER, British Columbia--(BUSINESS WIRE)--February 4, 2014--Sierra Wireless (NASDAQ: SWIR) (TSX: SW) today announced the launch of two new AirPrime® embedded wireless modules for 4G LTE networks. The AirPrime EM7340 and EM7345 are based on Intel chipsets and designed for integration into notebook computers and tablets, with a standardized M.2 form factor ideal for small, thin devices. With one of the new AirPrime modules integrated into a notebook or tablet computer, end customers have mobile broadband available at their fingertips, offering an efficient alternative to searching for public WiFi networks.

“Intel’s LTE platform is a very good fit for the requirements of the PC OEM by offering the largest number of bands supported in the new M.2 form factor,” said Horst Pratsch, head of the Product Line Modems & Modules at Intel Mobile Communication. “Collaborating with Sierra Wireless to provide connectivity to our joint customers was a logical next step for us and we are excited to see these products launch.”

The new modules support LTE networks worldwide, with the AirPrime EM7340 supporting LTE in Japan and the AirPrime EM7345 supporting LTE networks in the rest of the world. The multi-region support on the AirPrime EM7345 is especially attractive to PC manufacturers, streamlining their supply chain and allowing them to offer a product that works in most markets. The two modules are also completely interchangeable, meaning the same device design and firmware can be used regardless of destination.

“Our new AirPrime modules are driven by what our customers have told us they need to be successful,” said Dan Schieler, Senior Vice President and General Manager, OEM Solutions for Sierra Wireless. “The diversity of frequency bands used for LTE networks around the world has been a pain point, because large manufacturers had to order and stock several different modules to cover all their markets. Supply chain management is a key issue for our PC OEM customers, and the ability to supply most of the world with a single module reduces operational complexity and costs – it is a compelling benefit for them.”

Samples of the AirPrime EM7340 and EM7345 are available now for testing and certification purposes. Commercial shipments are expected to begin within this quarter.

For more information about the Sierra Wireless AirPrime EM7340 and EM7345 embedded wireless modules please visit http://www.sierrawireless.com/em_series. To contact the Sierra Wireless Sales Desk, call +1 (604) 232-1488 or visit http://www.sierrawireless.com/sales.

Note to editors:

To view and download images of Sierra Wireless products, please visit http://www.sierrawireless.com/newsroom/productimages.aspx.

About Sierra Wireless

Sierra Wireless (NASDAQ: SWIR) (TSX: SW) is the global leader in machine-to-machine (M2M) devices and cloud services, delivering intelligent wireless solutions that simplify the connected world. We offer the industry’s most comprehensive portfolio of 2G, 3G and 4G embedded modules and gateways, seamlessly integrated with our secure M2M cloud services. Customers worldwide, including OEMs, enterprises, and mobile network operators, trust our innovative solutions to get their connected products and services to market faster. Sierra Wireless has more than 850 employees globally and has R&D centers in North America, Europe and Asia. For more information, visit www.sierrawireless.com.

“AirPrime” is a trademark of Sierra Wireless. Other product or service names mentioned herein may be the trademarks of their respective owners.

Forward Looking Statements

This press release contains forward-looking statements that involve risks and uncertainties. These forward-looking statements relate to, among other things, plans and timing for the introduction or enhancement of our services and products, statements about future market conditions, supply conditions, channel and end customer demand conditions, revenues, gross margins, operating expenses, profits, and other expectations, intentions, and plans contained in this press release that are not historical fact. Our expectations regarding future revenues and earnings depend in part upon our ability to successfully develop, manufacture, and supply products that we do not produce today and that meet defined specifications. When used in this press release, the words "plan", "expect", "believe", and similar expressions generally identify forward-looking statements. These statements reflect our current expectations. They are subject to a number of risks and uncertainties, including, but not limited to, changes in technology and changes in the wireless data communications market. In light of the many risks and uncertainties surrounding the wireless data communications market, you should understand that we cannot assure you that the forward-looking statements contained in this press release will be realized.

CONTACT:
Sierra Wireless
Sharlene Myers, +1-604-232-1445
smyers@sierrawireless.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Sierra Wireless, Inc.

		By:	/s/ David G. McLennan

David G. McLennan, Chief Financial Officer and Secretary

Date:	February 4, 2014